Annex I
(Amended and Restated as of September 28, 2016)

Trust Series

Destra Investment Trust
Destra Dividend Total Return Fund
Destra Wolverine Alternative Opportunities Fund
Destra Flaherty & Crumrine Preferred and Income Fund
Destra Focused Equity Fund

Destra Investment Trust II
Destra Flaherty & Crumrine Preferred and Income Fund
Destra Focused Equity Fund